December 21, 2007

Julie Sherman
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Harbin Electric, Inc. (“Company”)
Response to Form 10-KSB for the year ended December 31, 2006
Filed March 8, 2007
File No. 001-33276

Dear Ms. Sherman:

Re: Comments on Form 10-KSB for the year ended December 31, 2006 that was filed on Mach 8, 2007

In response to your letter dated December 18, 2007, we respectfully submit the following information.

Financial Statements, Page 25

Note 2. Accounting Policies, page 35

Revenue Recognition, page 37

1. Refer to our prior comment 3. Please confirm your disclosures in future filings will include all the significant information outlined in your response.

Response: The Company confirms that it will disclose the revenue recognition and other significant information outlined in our response in the future filings.

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	The Staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Christy Shue
Christy Shue

Executive Vice President of Finance

Main Office:
No. 9 Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu, Harbin Kai Fa Qu, Harbin, China 150060
Tel: 86-451-8611-6757     Fax: 86-451-8611-6769

NY693292.1
210368-10001